File Number 82-34700

Airspray®

For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
+1(954) 972-7750
www.airspray.biz

AIRSPRAY FOAMER TECHNOLOGY SELECTED FOR P&G'S NOXZEMA *CONTINUOUS CLEAN* SKIN CARE TREATMENT

*New application is the **second** Procter & Gamble introduction to feature Airspray's innovative packaging...*

Alkmaar, The Netherlands, August 3, 2004 – For the second time in 2004, Procter & Gamble selected Airspray instant-foam dispensing technology for a new product application – this time for the multinational's Noxzema brand – a worldwide skin care leader.

Just months ago, P&G, a recognized global leader in the development, distribution and marketing of consumer products, launched its **Pantene Pro-V** hair treatment, featuring the Airspray F2 instant foamer. This month, the company launched its first skincare product by way of the new **Noxzema Continuous Clean Deep Foaming Cleanser**, utilizing the Airspray G3 foamer. The new introduction furthers the opportunity for additional product applications throughout the P&G family.

The 90-year-old Noxzema brand is one of Procter & Gamble's portfolio of power brands that includes such market category leaders as Tide, Pantene, Pampers, Folgers's and many more.

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The Noxzema Continuous Clean Deep Foaming Cleanser retail launch is taking place nationwide in The United States (www.noxzema.com).

ABOUT AIRSPRAY N.V.

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Unilever, Wella, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson.

The company's family of over 21 versions of finger pump foam dispensers allows Airspray customers to select from an appealing range of dispenser options, custom colors and container shapes.

Currently, Airspray employs over 115 people. Airspray is a 'technology-driven' enterprise. During its 20+year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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